*Consolidated Financial Statements of*

# CGI GROUP INC.

*For the three and nine months ended June 30, 2009 and 2008*
*(unaudited)*

# CGI GROUP INC.
## Consolidated Statements of Earnings
**For the three and nine months ended June 30**
*(in thousands of Canadian dollars, except share data) (unaudited)*

| | Three months ended June 30 | | Nine months ended June 30 | |
|---|---|---|---|---|
| | **2009** | 2008 (Restated Note 1a) | **2009** | 2008 (Restated Note 1a) |
| | **$** | $ | **$** | $ |
| **Revenue** | **950,419** | 950,468 | **2,899,110** | 2,776,665 |
| | | | | |
| Operating expenses | | | | |
| Costs of services, selling and administrative | **791,890** | 797,837 | **2,424,853** | 2,329,031 |
| Amortization (Note 8) | **47,524** | 40,433 | **139,261** | 120,817 |
| Interest on long-term debt | **3,503** | 6,419 | **15,463** | 20,912 |
| Interest income | **(236)** | (1,988) | **(1,783)** | (4,573) |
| Other (income) expenses | **(1,185)** | 228 | **2,172** | 1,659 |
| Foreign exchange (gain) loss | **(2,130)** | 1,107 | **383** | 1,586 |
| | **839,366** | 844,036 | **2,580,349** | 2,469,432 |
| Earnings from continuing operations before income taxes and non-controlling interest | **111,053** | 106,432 | **318,761** | 307,233 |
| Income tax expense | **34,375** | 24,366 | **85,504** | 83,591 |
| Non-controlling interest, net of income taxes | **148** | 300 | **649** | 639 |
| Earnings from continuing operations | **76,530** | 81,766 | **232,608** | 223,003 |
| Earnings (loss) from discontinued operations, net of income taxes | **-** | (3,777) | **1,308** | (3,457) |
| **Net earnings** | **76,530** | 77,989 | **233,916** | 219,546 |
| | | | | |
| **Basic earnings per share** | | | | |
| Continuing operations (Note 6c) | **0.25** | 0.26 | **0.76** | 0.70 |
| Discontinued operations | **-** | (0.01) | **-** | (0.01) |
| | **0.25** | 0.25 | **0.76** | 0.69 |
| | | | | |
| **Diluted earnings per share** | | | | |
| Continuing operations (Note 6c) | **0.25** | 0.25 | **0.75** | 0.68 |
| Discontinued operations | **-** | (0.01) | **-** | (0.01) |
| | **0.25** | 0.24 | **0.75** | 0.67 |

# CGI GROUP INC.
## Consolidated Statements of Comprehensive Income
**For the three and nine months ended June 30**
*(in thousands of Canadian dollars) (unaudited)*

| | Three months ended June 30 | | Nine months ended June 30 | |
|---|---|---|---|---|
| | **2009** | 2008 (Restated Note 1a) | **2009** | 2008 (Restated Note 1a) |
| | **$** | $ | **$** | $ |
| Net earnings | **76,530** | 77,989 | **233,916** | 219,546 |
| Net unrealized (losses) gains on translating financial statements of self-sustaining foreign operations (net of income tax) | **(75,381)** | (11,945) | **83,692** | 41,720 |
| Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income tax) | **10,266** | - | **8,851** | (538) |
| Net unrealized gains (losses) on cash flow hedges (net of income tax) | **15,325** | (1,826) | **7,615** | (1,486) |
| Other comprehensive (loss) income (Note 9) | **(49,790)** | (13,771) | **100,158** | 39,696 |
| **Comprehensive income** | **26,740** | 64,218 | **334,074** | 259,242 |


## Consolidated Statements of Retained Earnings
**For the three and nine months ended June 30**
*(in thousands of Canadian dollars) (unaudited)*

| | Three months ended June 30 | | Nine months ended June 30 | |
|---|---|---|---|---|
| | **2009** | 2008 | **2009** | 2008 |
| | **$** | $ | **$** | $ |
| **Retained earnings, beginning of period, as previously reported** | **1,079,663** | 845,783 | **923,721** | 752,847 |
| Change in accounting policy (Note 1a) | **(2,054)** | (2,525) | **(2,341)** | (2,709) |
| **Retained earnings, beginning of period, as restated** | **1,077,609** | 843,258 | **921,380** | 750,138 |
| Net earnings | **76,530** | 77,989 | **233,916** | 219,546 |
| Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 6a) | **(17,509)** | (56,369) | **(18,666)** | (104,806) |
| **Retained earnings, end of period** | **1,136,630** | 864,878 | **1,136,630** | 864,878 |

# CGI GROUP INC.
## Consolidated Balance Sheets
*(in thousands of Canadian dollars)(unaudited)*

| | As at June 30, 2009 | As at September 30, 2008 (Restated Note 1a) |
|---|---:|---:|
| | $ | $ |
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents (Note 2) | 271,974 | 50,134 |
| Accounts receivable | 463,078 | 487,563 |
| Work in progress | 274,537 | 228,510 |
| Prepaid expenses and other current assets | 95,590 | 82,992 |
| Income taxes | 5,337 | 4,189 |
| Future income taxes | 24,769 | 34,031 |
| Assets held for sale | - | 1,398 |
| | 1,135,285 | 888,817 |
| Capital assets | 205,040 | 178,435 |
| Intangible assets (Note 3) | 505,335 | 539,897 |
| Other long-term assets (Note 4) | 64,941 | 45,677 |
| Future income taxes | 8,720 | 7,747 |
| Goodwill | 1,726,171 | 1,689,362 |
| Total assets before funds held for clients | 3,645,492 | 3,349,935 |
| Funds held for clients | 342,724 | 330,623 |
| | 3,988,216 | 3,680,558 |
| | | |
| **Liabilities** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | 302,023 | 339,765 |
| Accrued compensation | 182,847 | 127,151 |
| Deferred revenue | 160,147 | 133,688 |
| Income taxes | 67,342 | 79,260 |
| Future income taxes | 47,370 | 25,529 |
| Current portion of long-term debt | 17,831 | 100,917 |
| Liabilities held for sale | - | 657 |
| | 777,560 | 806,967 |
| Future income taxes | 185,384 | 183,612 |
| Long-term debt | 284,417 | 290,174 |
| Non-controlling interest | 6,303 | 5,922 |
| Other long-term liabilities | 81,131 | 66,259 |
| Total liabilities before clients' funds obligations | 1,334,795 | 1,352,934 |
| Clients' funds obligations | 342,724 | 330,623 |
| | 1,677,519 | 1,683,557 |
| **Shareholders' equity** | | |
| Retained earnings | 1,136,630 | 921,380 |
| Accumulated other comprehensive loss (Note 9) | (221,266) | (321,424) |
| | 915,364 | 599,956 |
| | | |
| Capital stock (Note 6a) | 1,314,348 | 1,319,672 |
| Contributed surplus | 80,985 | 77,373 |
| | 2,310,697 | 1,997,001 |
| | 3,988,216 | 3,680,558 |

# CGI GROUP INC.
## Consolidated Statements of Cash Flows
**For the three and nine months ended June 30**
*(in thousands of Canadian dollars) (unaudited)*

| | Three months ended June 30 | | Nine months ended June 30 | |
|---|---|---|---|---|
| | **2009** | 2008 | **2009** | 2008 |
| | | (Restated Note 1a) | | (Restated Note 1a) |
| | **$** | $ | **$** | $ |
| **Operating activities** | | | | |
| Earnings from continuing operations | **76,530** | 81,766 | **232,608** | 223,003 |
| Adjustments for: | | | | |
| Amortization (Note 8) | **53,078** | 45,860 | **156,042** | 138,252 |
| Future income taxes | **12,498** | (2,841) | **22,776** | (26,120) |
| Foreign exchange (gain) loss | **(1,090)** | 738 | **1,605** | 1,707 |
| Stock-based compensation (Note 6b) | **2,173** | 1,394 | **6,423** | 4,296 |
| Non-controlling interest, net of income tax | **148** | 300 | **649** | 639 |
| Net change in non-cash working capital items | **27,557** | (21,335) | **17,691** | (69,049) |
| Cash provided by continuing operating activities | **170,894** | 105,882 | **437,794** | 272,728 |
| | | | | |
| **Investing activities** | | | | |
| Business acquisitions (net of cash acquired) (Note 7b) | **(145)** | - | **(335)** | - |
| Proceeds from sale of assets and businesses (net of cash disposed) (Note 7c) | **-** | - | **4,991** | - |
| Purchase of capital assets | **(16,725)** | (16,003) | **(48,516)** | (45,455) |
| Additions to intangible assets | **(18,340)** | (11,715) | **(45,290)** | (45,595) |
| Decrease in other long-term assets | **-** | 101 | **-** | 1,309 |
| Cash used in continuing investing activities | **(35,210)** | (27,617) | **(89,150)** | (89,741) |
| | | | | |
| **Financing activities** | | | | |
| Use of credit facilities | **-** | 29,995 | **144,694** | 75,057 |
| Repayment of credit facilities | **-** | (39,895) | **(157,505)** | (124,463) |
| Repayment of long-term debt (Note 5) | **(4,549)** | (3,376) | **(113,667)** | (7,601) |
| Proceeds on settlement of forward contracts (Note 5) | **-** | - | **18,318** | - |
| Repurchase of Class A subordinate shares (net of share repurchase costs) (Note 6a) | **(29,358)** | (95,086) | **(33,576)** | (178,469) |
| Issuance of shares | **2,976** | 14,402 | **7,743** | 26,703 |
| Cash used in continuing financing activities | **(30,931)** | (93,960) | **(133,993)** | (208,773) |
| Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations | **(19,206)** | 853 | **7,028** | 6,181 |
| Net increase (decrease) in cash and cash equivalents from continuing operations | **85,547** | (14,842) | **221,679** | (19,605) |
| Net cash and cash equivalents provided by (used in) discontinued operations | **-** | 472 | **161** | (1,642) |
| Cash and cash equivalents, beginning of period | **186,427** | 82,002 | **50,134** | 88,879 |
| **Cash and cash equivalents, end of period (Note 2)** | **271,974** | 67,632 | **271,974** | 67,632 |
| Interest paid | **1,670** | 3,498 | **12,055** | 15,205 |
| Income taxes paid | **2,016** | 30,989 | **64,524** | 115,212 |

*Non-cash transactions*

For the nine months ended June 30, 2009 and 2008, significant non-cash transactions consisted of capital assets and intangible assets acquired for a net cost of $21,523,000 and $22,157,000, respectively, which were financed by long-term debt.

# CGI GROUP INC.
## Notes to the Consolidated Financial Statements
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 1. Summary of significant accounting policies

The interim consolidated financial statements for the three and nine months ended June 30, 2009 and 2008 are unaudited and include all adjustments that management of CGI Group Inc. (the "Company") considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided in these interim financial statements do not conform in all respects with the requirements of Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2008. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2008, except for new accounting policies adopted effective October 1, 2008.

Certain comparative figures have been reclassified to conform to the current period's presentation.

*a) Change in accounting policies*

The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2008:

i) Section 3064, "Goodwill and Intangible Assets", replaces Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards ("IFRS"). Section 1000, "Financial Statement Concepts", was also amended to provide consistency with this new standard. Section 3064 has been adopted retrospectively, with restatement of prior periods. As a result, the Company recorded certain expenditures related to start-up costs and labor costs as expenses, rather than recording them as intangible assets. In addition, the contract costs are now presented under intangible assets.

# CGI GROUP INC.
## Notes to the Consolidated Financial Statements
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 1. Summary of significant accounting policies (continued)

*a) Change in accounting policies (continued)*

The effects of the adoption of this Section on the Company's previously issued consolidated financial statements are presented as follows:

| Increase (decrease) | As at and for the nine months ended June 30 | As at and for the year ended September 30 |
|---|---|---|
| | 2008 | 2008 |
| | $ | $ |
| **Consolidated Statements of Earnings** | | |
| Costs of services, selling and administrative | 180 | 240 |
| Amortization | (579) | (772) |
| Income tax expense | 123 | 164 |
| Net earnings | 276 | 368 |
| **Consolidated Balance Sheets** | | |
| Intangible assets | (3,548) | (3,415) |
| Future income tax liabilities | (1,115) | (1,074) |
| Retained earnings | (2,433) | (2,341) |
| **Consolidated Statements of Cash Flows** | | |
| **Operating activities** | | |
| Amortization | (579) | (772) |
| Future income taxes | 123 | 164 |
| **Investing activities** | | |
| Addition to intangible assets | 180 | 240 |

Opening retained earnings for 2008 have been reduced by $2,709,000, which is the amount of the adjustment relating to periods prior to 2008. The retrospective impact on net earnings for the three months ended December 31, 2008 and March 31, 2009 is an increase of $137,000 and $150,000, respectively. In addition, the retrospective impact on net earnings for each of the comparable prior periods is an increase of $92,000. The retrospective impact on basic and diluted earnings per share for the prior restated periods is nil.

ii) Section 1400, "General Standards of Financial Statement Presentation", includes requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section did not have an impact on the Company's consolidated financial statements.

In addition, on January 20, 2009, the CICA issued Emerging Issues Committee Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" ("EIC 173"), to be applied without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual consolidated financial statements. EIC 173 requires the Company to consider its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financials liabilities, including derivative instruments. The Company adopted EIC 173 in the quarter ended March 31, 2009.

# CGI GROUP INC.
## Notes to the Consolidated Financial Statements
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 1. Summary of significant accounting policies (continued)

*b) Future accounting policies*

In January 2009, the CICA issued the following new Handbook sections:

i) Section 1582, "Business Combinations", which replaces Section 1581, "Business Combinations". The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), "Business Combinations". The Section applies prospectively to business combinations for which the acquisition date is on or after October 1, 2011. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

ii) Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling Interests", which together replace Section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), "Consolidated and Separate Financial Statements". The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on October 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new sections on the consolidated financial statements.

## 2. Cash and cash equivalents

|  | As at June 30, 2009 | As at September 30, 2008 |
|---|---|---|
|  | $ | $ |
| Cash | 63,874 | 33,433 |
| Cash equivalents | 208,100 | 16,701 |
|  | 271,974 | 50,134 |

# CGI GROUP INC.
## Notes to the Consolidated Financial Statements
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 3. Intangible assets

| | As at June 30, 2009 | | | As at September 30, 2008 (Restated Note 1a) | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Cost | Accumulated amortization | Net book value | Cost | Accumulated amortization | Net book value |
| | $ | $ | $ | $ | $ | $ |
| Intangible assets | | | | | | |
| Contract costs | | | | | | |
| Incentives | 248,747 | 181,182 | 67,565 | 241,951 | 164,527 | 77,424 |
| Transition costs | 168,243 | 74,896 | 93,347 | 148,044 | 60,520 | 87,524 |
| | 416,990 | 256,078 | 160,912 | 389,995 | 225,047 | 164,948 |
| Other intangible assets | | | | | | |
| Internal-use software | 91,617 | 58,906 | 32,711 | 84,764 | 47,467 | 37,297 |
| Business solutions | 323,190 | 177,689 | 145,501 | 296,682 | 148,324 | 148,358 |
| Software licenses | 142,912 | 106,525 | 36,387 | 134,162 | 94,572 | 39,590 |
| Client relationships and other | 366,320 | 236,496 | 129,824 | 348,893 | 199,189 | 149,704 |
| | 924,039 | 579,616 | 344,423 | 864,501 | 489,552 | 374,949 |
| | 1,341,029 | 835,694 | 505,335 | 1,254,496 | 714,599 | 539,897 |

The following table presents the aggregate amount of intangible assets subject to amortization that were acquired or internally developed during the period:

| | Three months ended June 30 | | Nine months ended June 30 | |
| --- | --- | --- | --- | --- |
| | 2009 | 2008 | 2009 | 2008 |
| | $ | $ | $ | $ |
| Acquired | 6,486 | 2,679 | 18,497 | 27,079 |
| Internally developed | 13,104 | 8,918 | 31,572 | 31,311 |
| | 19,590 | 11,597 | 50,069 | 58,390 |

All intangible assets are subject to amortization.

## 4. Other long-term assets

| | As at June 30, 2009 | As at September 30, 2008 |
| --- | --- | --- |
| | $ | $ |
| Deferred financing fees | 3,969 | 4,933 |
| Deferred compensation plan | 12,578 | 11,657 |
| Long-term maintenance agreements | 15,675 | 13,531 |
| Forward contracts (Note 12) | 23,901 | 8,758 |
| Balance of sale receivable and other | 8,818 | 6,798 |
| | 64,941 | 45,677 |

# CGI GROUP INC.
## Notes to the Consolidated Financial Statements
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 5. Long-term debt

The Company has available a five-year unsecured revolving credit facility for an amount of $1,500,000,000 maturing in August 2012. As at June 30, 2009, an amount of $135,806,000 has been drawn upon the facility. Also an amount of $17,442,000 has been committed against the facility to cover various letters of credit issued for clients and other parties.

On January 29, 2009, the Company repaid the first tranche in the amount of US$85,000,000 of its US$192,000,000 Senior U.S. unsecured notes and settled the related forward contracts taken to manage the Company's exposure to fluctuations in the foreign exchange rate. As at June 30, 2009, the Senior U.S. unsecured notes is comprised of two tranches maturing in January 2011 and 2014 for a total amount of US$107,000,000.

## 6. Capital stock, stock options and earnings per share

### a) Capital stock

| | Class A subordinate shares | | Class B shares | | | Total |
| --- | ---: | ---: | ---: | ---: | ---: | ---: |
| | **Number** | **Carrying value** | **Number** | **Carrying value** | **Number** | **Carrying value** |
| | | **$** | | **$** | | **$** |
| Balance, as at October 1, 2008 | 274,165,370 | 1,271,948 | 34,208,159 | 47,724 | 308,373,529 | 1,319,672 |
| Repurchased and cancelled[1] | (3,328,144) | (14,605) | - | - | (3,328,144) | (14,605) |
| Repurchased and not cancelled[1] | - | (1,254) | - | - | - | (1,254) |
| Issued upon exercise of options[2] | 992,732 | 10,535 | - | - | 992,732 | 10,535 |
| Conversion of shares[3] | 600,000 | 837 | (600,000) | (837) | - | - |
| **Balance, as at June 30, 2009** | **272,429,958** | **1,267,461** | **33,608,159** | **46,887** | **306,038,117** | **1,314,348** |

[1] On January 27, 2009, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid for the purchase of up to 26,970,437 Class A subordinate shares. During the nine months ended June 30, 2009, the Company repurchased 3,416,444 Class A subordinate shares for $34,525,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $18,666,000, was charged to retained earnings. As at June 30, 2009, 270,700 of the repurchased Class A subordinate shares with a carrying value of $1,254,000 and a purchase value of $2,766,000 were held by the Company and will be paid in the subsequent quarter. As at September 30, 2008, 182,400 of repurchased Class A subordinate shares with a carrying value of $847,000 and a purchase value of $1,817,000 were held by the Company and had been paid and cancelled in the subsequent quarter.

[2] The carrying value of Class A subordinate shares includes $2,811,000 ($10,223,000 for the year ended September 30, 2008) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised since inception.

[3] During the nine months ended June 30, 2009, a shareholder converted 600,000 Class B shares into 600,000 Class A subordinate shares.

# CGI GROUP INC.
## Notes to the Consolidated Financial Statements
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 6. Capital stock, stock options and earnings per share (continued)

### b) Stock options

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

|  | Three months ended June 30 | | Nine months ended June 30 | |
|---|---|---|---|---|
|  | **2009** | 2008 | **2009** | 2008 |
| Compensation expense ($) | **2,173** | 1,394 | **6,423** | 4,296 |
| Dividend yield (%) | **0.00** | 0.00 | **0.00** | 0.00 |
| Expected volatility (%) | **26.70** | 24.40 | **24.42** | 23.70 |
| Risk-free interest rate (%) | **1.94** | 2.97 | **3.06** | 4.10 |
| Expected life (years) | **5.00** | 5.00 | **5.00** | 5.00 |
| Weighted average grant date fair values ($) | **2.96** | 3.22 | **2.59** | 3.37 |

The following table presents information concerning all outstanding stock options granted by the Company:

| | |
|---|---|
| Outstanding, as at October 1, 2008 | **26,757,738** |
| Granted | **8,435,121** |
| Exercised | **(992,732)** |
| Forfeited | **(3,602,650)** |
| Expired | **(288,123)** |
| **Outstanding, as at June 30, 2009** | **30,309,354** |

**CGI GROUP INC.**
**Notes to the Consolidated Financial Statements**
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 6. Capital stock, stock options and earnings per share (continued)

### c) Earnings per share from continuing operations

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

| | | | | | | |
|---|---|---|---|---|---|---|
| | | | | | Three months ended June 30 | |
| | | | **2009** | | | 2008 |
| | **Earnings from continuing operations** | **Weighted average number of shares outstanding [(1)]** | **Earnings per share from continuing operations** | Earnings from continuing operations (Restated Note 1a) | Weighted average number of shares outstanding[(1)] | Earnings per share from continuing operations |
| | **$** | | **$** | $ | | $ |
| Basic | **76,530** | **307,647,413** | **0.25** | 81,766 | 315,384,528 | 0.26 |
| Dilutive options [(2)] | | **3,852,760** | **-** | | 5,360,669 | - |
| Diluted | **76,530** | **311,500,173** | **0.25** | 81,766 | 320,745,197 | 0.25 |

| | | | | | | |
|---|---|---|---|---|---|---|
| | | | | | Nine months ended June 30 | |
| | | | **2009** | | | 2008 |
| | **Earnings from continuing operations** | **Weighted average number of shares outstanding [(1)]** | **Earnings per share from continuing operations** | Earnings from continuing operations (Restated Note 1a) | Weighted average number of shares outstanding[(1)] | Earnings per share from continuing operations |
| | **$** | | **$** | $ | | $ |
| Basic | **232,608** | **308,139,673** | **0.76** | 223,003 | 320,394,934 | 0.70 |
| Dilutive options [(2)] | | **3,083,669** | **-** | | 5,455,259 | - |
| Diluted | **232,608** | **311,223,342** | **0.75** | 223,003 | 325,850,193 | 0.68 |

[(1)]  The 3,416,444 Class A subordinate shares repurchased during the nine months ended June 30, 2009 (16,732,548 during the nine months ended June 30, 2008), were excluded from the calculation of earnings per share as of the date of repurchase.

[(2)]  The calculation of the dilutive effects excludes all anti-dilutive options that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods presented in the table. The number of excluded options was 5,532,928 and 6,383,414 for the three and nine months ended June 30, 2009, respectively and 9,010,499 for both the three and nine months ended June 30, 2008.

**CGI GROUP INC.**
**Notes to the Consolidated Financial Statements**
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 7. Investments in subsidiaries and joint ventures

### a) Modifications to purchase price allocation

During the nine months ended June 30, 2009, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net decrease of integration charges and accounts payable and accrued liabilities of $791,000 and $92,000, respectively, and a net increase of future income tax liabilities of $304,000, whereas goodwill decreased by $579,000.

Additionally, future income tax assets acquired in a business combination that were not recognized as an identifiable asset at the date of acquisition were subsequently recognized, resulting in a corresponding decrease in goodwill of $10,420,000.

### b) Acquisitions

During the nine months ended June 30, 2009, the Company increased its investment of shares of Conseillers en informatique d'affaires to 65.78% for cash consideration of $335,000. As a result non-controlling interest decreased by $137,000 and goodwill increased by $198,000.

### c) Disposal

On February 20, 2009, the Company disposed of its actuarial services business for purchase consideration of $3,780,000 less an estimated working capital adjustment. The Company received $3,565,000 on February 27, 2009. The business was previously included in the Canada segment. The net assets disposed of included goodwill of $1,499,000. The transaction resulted in a gain of $1,494,000.

## 8. Amortization

| | Three months ended June 30 | | Nine months ended June 30 | |
|---|---|---|---|---|
| | **2009** | 2008 (Restated Note 1a) | **2009** | 2008 (Restated Note 1a) |
| | **$** | $ | **$** | $ |
| Amortization of capital assets | **16,812** | 11,339 | **47,197** | 30,957 |
| Amortization of intangible assets | | | | |
| Contract costs related to transition costs | **5,870** | 4,003 | **15,755** | 13,400 |
| Other intangible assets | **24,842** | 25,091 | **76,309** | 76,460 |
| | **47,524** | 40,433 | **139,261** | 120,817 |
| Amortization of contract costs related to incentives (presented as reduction of revenue) | **5,233** | 5,106 | **15,817** | 16,490 |
| Amortization of other long-term assets (presented in interest on long-term debt) | **321** | 321 | **964** | 945 |
| | **53,078** | 45,860 | **156,042** | 138,252 |

**CGI GROUP INC.**
**Notes to the Consolidated Financial Statements**
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 9. Accumulated other comprehensive loss

| | Balance, as at October 1, 2008 | Net changes incurred during the nine months | Balance, as at June 30, 2009 |
|---|---|---|---|
| | $ | $ | $ |
| Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of income tax recovery of $1,622) | (365,672) | 83,692 | (281,980) |
| Net unrealized gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income tax expense of $1,340) | 45,261 | 8,851 | 54,112 |
| Net unrealized gains on cash flow hedges (net of income tax expense of $2,847) | (1,013) | 7,615 | 6,602 |
| | (321,424) | 100,158 | (221,266) |

# CGI GROUP INC.
## Notes to the Consolidated Financial Statements
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 10. Segmented information

The Company is managed through three operating segments in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific. The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

The following presents information on the Company's operations based on its management structure:

| As at and for the three months ended June 30, 2009 | Canada | U.S. & India | Europe & Asia Pacific | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Revenue | 547,635 | 358,838 | 76,298 | - | 982,771 |
| Intersegment sales and transfers | (9,048) | (17,255) | (6,049) | - | (32,352) |
| | 538,587 | 341,583 | 70,249 | - | 950,419 |
| Earnings (loss) before interest on long-term debt, interest income, other (income) expenses, non-controlling interest, net of income taxes, earnings from discontinued operations, net of income taxes and income tax expense[1] | 77,356 | 42,951 | 5,930 | (13,102) | 113,135 |
| Total assets | 2,305,021 | 1,109,459 | 214,933 | 358,803 | 3,988,216 |

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $24,637,000, $17,487,000, $1,364,000 and $4,036,000, respectively.

| As at and for the three months ended June 30, 2008 (Restated Note 1a) | Canada | U.S. & India | Europe & Asia Pacific | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Revenue | 603,264 | 289,411 | 77,481 | - | 970,156 |
| Intersegment sales and transfers | (4,908) | (11,456) | (3,324) | - | (19,688) |
| | 598,356 | 277,955 | 74,157 | - | 950,468 |
| Earnings (loss) before interest on long-term debt, interest income, other (income) expenses, non-controlling interest, net of income taxes, loss from discontinued operations, net of income taxes and income tax expense[1] | 86,968 | 35,271 | 5,969 | (17,117) | 111,091 |
| Total assets | 2,225,154 | 1,026,147 | 237,562 | 166,926 | 3,655,789 |

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $22,230,000, $13,269,000, $1,151,000 and $3,783,000, respectively.

# CGI GROUP INC.

## Notes to the Consolidated Financial Statements

**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 10. Segmented information (continued)

| As at and for the nine months ended June 30, 2009 | Canada | U.S. & India | Europe & Asia Pacific | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Revenue | 1,676,653 | 1,070,789 | 236,516 | - | 2,983,958 |
| Intersegment sales and transfers | (24,357) | (43,870) | (16,621) | - | (84,848) |
| | 1,652,296 | 1,026,919 | 219,895 | - | 2,899,110 |
| Earnings (loss) before interest on long-term debt, interest income, other (income) expenses, non-controlling interest, net of income taxes, earnings from discontinued operations, net of income taxes and income tax expense[1] | 221,973 | 135,140 | 16,372 | (38,872) | 334,613 |
| Total assets | 2,305,021 | 1,109,459 | 214,933 | 358,803 | 3,988,216 |

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $72,762,000, $50,892,000, $4,005,000 and $11,602,000, respectively.

| As at and for the nine months ended June 30, 2008 (Restated Note 1a) | Canada | U.S. & India | Europe & Asia Pacific | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Revenue | 1,791,589 | 829,568 | 220,085 | - | 2,841,242 |
| Intersegment sales and transfers | (15,868) | (39,853) | (8,856) | - | (64,577) |
| | 1,775,721 | 789,715 | 211,229 | - | 2,776,665 |
| Earnings (loss) before interest on long-term debt, interest income, other (income) expenses, non-controlling interest, net of income taxes, earnings from discontinued operations, net of income taxes and income tax expense[1] | 263,484 | 88,233 | 17,781 | (44,267) | 325,231 |
| Total assets | 2,225,154 | 1,026,147 | 237,562 | 166,926 | 3,655,789 |

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $66,460,000, $40,213,000, $3,310,000 and $10,834,000, respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are priced as if the sales or transfers were made to third parties.

**CGI GROUP INC.**
**Notes to the Consolidated Financial Statements**
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 11.  Contingencies and Guarantees

### a) Contingencies

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company's financial position, results of operations or the ability to carry on any of its business activities. As at June 30, 2009, the Company is involved in claims of approximately $145,000,000 and counterclaims exceeding $130,000,000.

### b) Guarantees

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $43,258,000 as at June 30, 2009, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at June 30, 2009, the Company provided for a total of $137,225,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

# CGI GROUP INC.
## Notes to the Consolidated Financial Statements
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 12. Financial instruments

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. During the three months ended June 30, 2009, the Company entered into foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the Canadian dollar and the Indian rupee on future revenue for a period up to 56 months.

The hedges were documented as cash flow hedges and no component of the derivative instruments' fair value is excluded from the assessment and measurement of hedge effectiveness.

The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During the three and nine months ended June 30, 2009, there was no ineffectiveness recorded in the consolidated statement of earnings.

# CGI GROUP INC.
## Notes to the Consolidated Financial Statements
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 12.  Financial instruments and hedging (continued)

The following table summarizes the outstanding hedging instruments:

| | Recorded in | As at June 30, 2009 | As at September 30, 2008 |
|---|---|---|---|
| **Hedge on net investments in self-sustaining foreign subsidiaries** | | | |
| US$100.0 million debt designated as the hedging instrument to the Company's net investment in U.S. subsidiaries | Long-term debt | **116,250** | - |
| €12.0 million debt designated as the hedging instrument to the Company's net investment in European subsidiaries | Long-term debt | **19,556** | - |
| **Cash flow hedges on future revenue** | | | |
| US$207.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar | Other current assets | **704** | - |
| | Other long-term assets | **8,613** | - |
| US$72.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee | Other current assets | **1,565** | - |
| | Other long-term assets | **909** | - |
| | Other long-term liabilities | **214** | - |
| $113.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee | Accrued liabilities | **152** | - |
| | Other long-term liabilities | **2,189** | - |
| **Cash flow hedges on the Senior U.S. unsecured notes** | | | |
| US$107.0 million foreign currency forward contracts (US$192.0 million as at September 30, 2008) | Other long-term assets | **14,379** | 8,758 |

The Company expects that approximately $4,253,000 of the accumulated net unrealized gains on derivative financial instruments designated as cash flow hedges at June 30, 2009 will be reclassified in net income in the next 12 months.

## CGI GROUP INC.
### Notes to the Consolidated Financial Statements
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

### 13. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2008.

| | Three months ended June 30 | | Nine months ended June 30 | |
|---|---|---|---|---|
| | **2009** | 2008 (Restated Note 1a) | **2009** | 2008 (Restated Note 1a) |
| **Reconciliation of net earnings:** | **$** | $ | **$** | $ |
| Net earnings - Canadian GAAP | **76,530** | 77,989 | **233,916** | 219,546 |
| Adjustments for: | | | | |
| Stock-based compensation | **(860)** | (1,199) | **(2,863)** | (3,470) |
| Warrants | **351** | 351 | **1,053** | 1,053 |
| Reversal of income tax provision | **(752)** | (7,452) | **(752)** | (7,452) |
| Other[1] | **(124)** | 80 | **346** | 300 |
| **Net earnings – U.S. GAAP** | **75,145** | 69,769 | **231,700** | 209,977 |
| | | | | |
| Basic earnings per share – U.S. GAAP | **0.24** | 0.22 | **0.75** | 0.66 |
| Diluted earnings per share – U.S. GAAP | **0.24** | 0.22 | **0.74** | 0.64 |
| | | | | |
| Net earnings – U.S. GAAP | **75,145** | 69,769 | **231,700** | 209,977 |
| Other comprehensive income | **(49,790)** | (13,771) | **100,158** | 39,696 |
| **Comprehensive income – U.S. GAAP** | **25,355** | 55,998 | **331,858** | 249,673 |

| | As at June 30, 2009 | As at September 30, 2008 (Restated Note 1a) |
|---|---|---|
| | **$** | $ |
| **Reconciliation of shareholders' equity:** | | |
| Shareholders' equity - Canadian GAAP | **2,310,697** | 1,997,001 |
| Adjustments for: | | |
| Stock-based compensation | **58,411** | 58,411 |
| Warrants | **(8,339)** | (9,392) |
| Reversal of income tax provision | **(8,204)** | (7,452) |
| Unearned compensation | **(3,694)** | (3,694) |
| Integration costs | **(6,606)** | (6,606) |
| Goodwill | **28,078** | 28,078 |
| Income taxes and adjustment for change in accounting policy | **9,715** | 9,715 |
| Other[1] | **(3,511)** | (3,857) |
| **Shareholders' equity – U.S. GAAP** | **2,376,547** | 2,062,204 |

[1] *Capitalization of intangible assets*
Effective October 1, 2008, the Company adopted Section 3064, "Goodwill and Intangible Assets" (Note 1a). As a result of the standard, there is new guidance relating to eligible capitalizable costs in the development of intangibles. Under U.S. GAAP, there were no changes to capitalization standards. This adjustment is included in "other" and represents the net effect of costs that were expensed or capitalized under Canadian GAAP for which the accounting treatment is different under U.S. GAAP. For the nine months ended June 30, 2009, the adjustment to net earnings is a decrease of $243,000. As at June 30, 2009, the adjustment to shareholders' equity is an increase of $2,100,000.

**CGI GROUP INC.**
**Notes to the Consolidated Financial Statements**
**For the three and nine months ended June 30, 2009 and 2008**
*(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)*

## 13. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

*Recent accounting changes*

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company adopted SFAS 157 effective October 1, 2008 without significant effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115" ("SFAS 159"), effective for fiscal years beginning after November 15, 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company adopted SFAS 159 effective October 1, 2008 without significant effect on the Company's consolidated financial statements.